UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-33853

Trip.com Group Limited

(Registrant’s Name)

30 Raffles Place, #29-01

Singapore 048622

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release—Trip.com Group Limited Announces Pricing of Offering of US$1.3 Billion Cash-par Settled Convertible Senior Notes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIP.COM GROUP LIMITED

By	:	/s/ Cindy Xiaofan Wang
Name	:	Cindy Xiaofan Wang
Title	:	Chief Financial Officer

Date: June 5, 2024